UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MODIVCARE INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60783X104

(CUSIP Number)

Nelson Holm
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	60783X104

1	NAMES OF REPORTING PERSONS
Q GLOBAL CAPITAL MANAGEMENT, L.P. 26-4357778

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,812,725 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,812,725 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,812,725 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.69% (2) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 3.

(2)	Q Global Capital Management, L.P., has sole voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd.

(3)
Calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of ModivCare, Inc. outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

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Item 1.	Security and Issuer

This Schedule 13D relates to the shares of the Common Stock, par value $0.001 per share (the “Common Stock”), of ModivCare, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6900 Layton Avenue, 12th Floor, Denver, Colorado, 80237.

Item 2.	Identity and Background

(a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13D Statement on behalf of Q Global Capital Management, L.P. (“QGCM”), a Texas limited partnership (the “Reporting Person”) that is the investment manager of Q5-R5 Trading, Ltd., a Cayman limited company (“Q5”).  Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Q Global Advisors, LLC, a Texas limited liability company (“QGA”), Renegade Swish, LLC, a Delaware limited liability company (“RS”), and Geoffrey Raynor (“Raynor”). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c), (f)

Reporting Person

The principal business of QGCM is serving as the investment manager of Q5 and activities related thereto.  The principal address of QGCM, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

The principal address of each Controlling Person, which also serves as the principal office of each Controlling Person, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.  The principal business of RS, a Delaware limited liability company, is serving as the manager of QGA and other entities and activities related thereto.  Raynor, a citizen of the United States of America, controls and indirectly wholly owns RS.

Raynor’s principal occupation or employment is serving as the President of RS and activities related thereto.

(d) None of the Item 2 Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Item 2 Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Considerations

QGCM has not expended any of its funds for purchases of the Common Stock reported herein.  QGCM, however, expended $33,023,403.58 (excluding commissions and fees) of the funds of Q5 to purchase the shares of the Common Stock reported herein (the “Shares”).

Item 4.	Purpose of Transaction

Between August 16, 2023, and November 7, 2024, the Reporting Person acquired beneficial ownership of the Shares for investment purposes in the ordinary course of business in the belief that the Common Stock is undervalued and represents an attractive investment opportunity.  The Reporting Person is currently supportive of the Issuer’s CEO in general. However, the Reporting Person believes that the Issuer’s performance, both recently and over the last ten years, has been disappointing.  The Issuer released its quarterly earnings on November 6, 2024 and, on November 7, 2024, held the related earnings call and subsequent conference call between the Reporting Person and the Issuer (collectively, the “November 7 Earnings Call”).  Following the November 7 Earnings Call, the Reporting Person decided that because the strategic actions that were previously communicated by the Issuer as under consideration and/or discussed in analyst reports covering the Issuer had not been completed --- for example, the Issuer did not announce a covenant relief amendment to the Issuer’s revolving credit facility despite announcing on October 1, 2024 that such an amendment was “anticipated to be finalized in the near term”, and the Earnings Call gave the indication the Issuer is delaying any potential monetization of the Issuer’s minority interest in CCHN Group Holdings, Inc. (“CCHN”), which operates under the Matrix Medical Network Brand, and is not considering raising debt financing secured by the Issuer’s interest in CCHN --- the Reporting Person should consider more options, as enumerated by the list (a) through (h) below. The Reporting Person continues to evaluate the Issuer, its prospects and the decisions of its board of directors and management team, as well as the Reporting Person’s holding of the Shares, on a continuing basis.

Consistent with its obligations under the federal securities laws and other limitations, and depending on various factors including the Issuer’s financial position, the price levels of the Shares, the Issuer’s results and strategic direction, actions taken by the Issuer’s management and its board of directors, conditions in the healthcare services industry and securities markets, general economic and industry conditions, other investment opportunities available to the Reporting Person, and other factors the Reporting Person may deem relevant to its investment decision, the Reporting Person will in the future take such actions with respect to its investment in the Issuer as it deems appropriate. Such actions may include, without limitation: (a) holding its investment in the Issuer; (b) increasing or decreasing its position in the Issuer through, among other things, the purchase or sale of the Common Stock in open market or private transactions for cash or for other consideration; (c) seeking to influence control of the Issuer, the means of which may include seeking to obtain representation on, or to otherwise influence the composition of, the Issuer’s board; (d) advocating for a process to explore the sale of the Issuer’s minority interest in CCHN, or for raising debt financing secured by the Issuer’s interest in CCHN; (e) advocating for other deleveraging transactions; (f) advocating for executing a covenant relief amendment to the Issuer’s revolving credit facility in a timely manner; (g) engaging with other shareholders regarding their views; and (h) taking other actions similar to those listed above.  The Reporting Person expects to engage in discussions with third parties as it evaluates its investment and considers whether to take any of the foregoing actions; however, the Issuer cannot predict, among other things, whether it will take any of the foregoing actions and, if so, the timing thereof.

Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

(a)

Reporting Person

QGCM

Because of its position as the sole investment manager of Q5, QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,812,725 shares of Common Stock, which constitutes approximately 12.69% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

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Controlling Persons

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,812,725 shares of Common Stock, which constitutes approximately 12.69% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

RS

Because of its position as the sole manager of QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,812,725 shares of Common Stock, which constitutes approximately 12.69% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,812,725 shares of Common Stock, which constitutes approximately 12.69% of the 14,283,664 shares of the Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

QGCM

As the sole as the sole investment manager of Q5, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,812,725 shares of the Common Stock.

Controlling Persons

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,812,725 shares of the Common Stock.

RS

As the sole manager of QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,812,725 shares of the Common Stock.

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Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,812,725 shares of the Common Stock.

 (c)

During the past 60 days, the Reporting Person purchased or sold shares of Common Stock in open market as follows:

Date	Number of Shares	Transaction Type	Price Per Share in ($) (1)	Fill Prices in ($) (2)
11/7/2024	24,624	Purchase	16.54	16.06 to 16.75
11/7/2024	33,567	Purchase	17.57	17.25 to 17.75
11/5/2024	11,990	Purchase	16.22	16.085 to 16.25
11/4/2024	20,927	Purchase	16.13	16.00 to 16.25
11/1/2024	33,495	Purchase	16.15	15.915 to 16.25
10/31/2024	67,728	Purchase	15.99	15.73 to 16.25
10/30/2024	38,292	Purchase	15.89	15.47 to 16.12
10/29/2024	36,212	Purchase	15.56	15.101 to 16.00
10/28/2024	25,496	Purchase	15.69	15.457 to 16.00
10/25/2024	20,556	Purchase	14.65	14.39 to 14.94

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10/24/2024	24,800	Purchase	14.36	14.067 to 14.50
10/23/2024	52,927	Purchase	14.15	13.845 to 14.50
10/22/2024	17,000	Purchase	14.61	14.4 to 14.75
10/21/2024	54,674	Purchase	14.85	14.45 to 15.20
10/18/2024	3,100	Sale	15.87	15.82 to 15.90
10/18/2024	108,534	Purchase	16.01	15.795 to 16.25
10/17/2024	55,150	Purchase	16.27	15.95 to 16.75
10/17/2024	11,197	Purchase	17.12	16.7599 to 17.25
10/16/2024	48,832	Purchase	17.04	16.735 to 17.25
10/15/2024	24,374	Purchase	16.97	16.55 to 17.00
10/14/2024	8,696	Purchase	16.59	16.41 to 16.66
10/11/2024	14,343	Purchase	16.55	15.91 to 16.66
10/10/2024	17,735	Purchase	15.96	15.68 to 16.24
10/9/2024	30,666	Purchase	16.13	15.85 to 16.3585
10/7/2024	12,028	Purchase	16.11	15.4642 to 16.39
10/7/2024	3,225	Purchase	16.65	16.44 to 16.94
10/4/2024	11,833	Purchase	16.95	16.864 to 17.00
10/1/2024	4,824	Purchase	14.21	14.1156 to 14.25
9/30/2024	323	Purchase	13.95	13.87 to 13.99
9/30/2024	58,742	Purchase	14.66	14.205 to 15.00
9/30/2024	-500	Sale	14.9	14.90 to 14.90
9/27/2024	21,579	Purchase	12.83	12.08 to 13.02
9/27/2024	47,677	Purchase	13.77	13.025 to 14.00
9/27/2024	54,714	Purchase	14.08	14.0033 to 14.25
9/27/2024	-1,500	Sale	12.23	12.20 to 12.29
9/27/2024	-300	Sale	13.56	13.40 to 13.83
9/26/2024	21,332	Purchase	12.16	12.01 to 12.25
9/25/2024	6,927	Purchase	11.61	NO FILL DATA
9/24/2024	30,307	Purchase	12.13	12.00 to 12.28
9/24/2024	-5,000	Sale	12.13	12.10 to 12.20
9/23/2024	127,048	Purchase	12.09	11.90 to 12.47
9/23/2024	-5,000	Sale	11.96	11.95 to 12.00
9/11/2024	1,522	Purchase	29.95	29.73 to 30.00
9/10/2024	4,229	Purchase	29.99	29.87 to 30.00
9/9/2024	2,264	Sale	32.25	32.00 to 32.495

(1) The price reported in the “Price Per Share” column above excludes commission and fees.

(2) The price reported in the “Price Per Share” column above reflects the weighted average purchase price. The transaction was executed in multiple trades in prices in the range set forth in this column. The Reporting Person hereby undertakes to provide to the Securities and Exchange Commission staff, the Issuer, or a security holder of the Issuer, upon request, full information regarding the number of shares purchased at each respective price within the ranges set forth in this column.
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(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Q5 also holds $33,110,000 of the principal amount of the Issuer’s Senior Notes due in 2029.

Texas Exchange Bank, a Texas state bank, which may be considered an affiliate of the Reporting Person, holds $34,095,000 of the principal amount of the Issuer’s term loan facility.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated
Q GLOBAL CAPITAL MANAGEMENT, L.P. By: Q Global Advisors, LLC, its general partner /s/ Nelson Holm
By: Nelson Holm, Assistant Secretary

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